UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-15160

Brookfield Asset Management Inc.
(Translation of registrant's name into English)

Brookfield Place Suite 300 181 Bay Street, P.O. Box 762 Toronto, Ontario, Canada M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K shall be incorporated by reference as exhibits to the Registration Statement of Brookfield Asset Management Inc. and Brookfield Finance I (UK) plc on Forms F-10 and F-3 (File Nos. 333-249132 and 333-249134-03).

EXHIBIT INDEX

Exhibit Number	Description

99.1	Trust Indenture among Brookfield Finance I (UK) plc, Brookfield Asset Management Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., dated November 24, 2020.

99.2	First Supplemental Indenture, including form of note, among Brookfield Finance I (UK) plc, Brookfield Asset Management Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., dated November 24, 2020.

99.3	Opinion of Torys LLP as to matters of New York and Canadian law, dated November 24, 2020.

99.4	Opinion of Herbert Smith Freehills LLP as to matters of English law, dated November 24, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Asset Management Inc.
(Registrant)

Date: November 24, 2020	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Managing Director